Exhibit 99.56

FRIDAY SEPTEMBER 13, 2019

Canadian mobile gamer joins World’s Fastest Gamer competition as Gear.Club winner

  ●   Riley Gerster to compete for real-world race driver worth $1m

  ●   Gear.Club gamers complete total qualifying laps equivalent to driving to the moon!

  ●   45,000 races driven for the chance to go from “Gamer to Racer”

SILVERSTONE, UK (Friday, September 13, 2019) – Millennial Esports Corp. (“Millennial” or the “Company,” TSX VENTURE: GAME, OTCQB: MLLLF): Gear.Club mobile gamers completed the equivalent of driving from earth to the moon to try to qualify for this year’s edition of World’s Fastest Gamer – the esports competition which provides the winner with a real-world race drive worth US$1 million.

Canada’s Riley Gerster becomes the sixth confirmed finalist for this year’s competition which will provide the winner with a real-world race seat competing around the world in 2020 in GT sportscar racing.

The 24-year-old gamer raced his way into the finals via Gear.Club, the mobile game from Millennial Esports gaming studio Eden Games.

Gerster went out and purchased an iPad specifically to enter the competition – following his lifelong obsessions of cars and gaming.

“It was my grandpa that got me into gaming in the first place. Even in the MS-DOS days, he would have the original NASCAR games, so I would always play them when I was a kid,” Gerster said.

“It’s really been my whole life. I got a Nintendo 64 when they came out and had all the original racing games. It was always racing, that was all I was into.

“My first word I ever said was ‘car’! Apparently, I used to stand at the window and shout ‘Car!’ every time they drove by. I’ve just always been into it.

“When I was a kid, it was always my dream to be a race car driver, and I gave that up. Back then, these kinds of opportunities didn’t exist. All of a sudden, now this happens, and I’m excited, to say the least!”

Gerster is excited to step out from behind the iPad and get behind the wheel of a simulator to try out some of the different games as well as hit the track for real during the World’s Fastest Gamer finals.

“I have some experience in simulators. It’s a completely different world,” he said.

“Even having an analog throttle and brake is an adjustment. The physics of the simulator are more complex than a mobile game because you can only have so much on a mobile game. It’s going to be a big adjustment, that’s for sure.”

Gerster is excited about the challenge and confident about his chances against gamers from console games GT Sport and Forza Motorsport plus PC games rFactor2, Project Cars, iRacing, and Assetto Corsa.

“I think I got pretty lucky with Gear.Club, I was pretty good at it right at the start,” he said.

“I’ve been into racing games since I was a kid, so I know that I can get into any simulator and be fast. Whether I can be as fast as everyone else in the competition is another question.

“I gave up smoking and started running regularly as soon as I heard about the event. I’m trying to be in the best shape possible so that I can have the best chance.

“It’s going to be a great experience – I’ve never done a track day, I’ve never raced a car in real life. I’m nervous, for sure. Realistically, I’m going up against people with a lot more experience than me, but I’m confident at the same time.”

Launched in 2016, Gear.Club is a next-generation realistic driving experience from the Lyon, France-based development studio Eden Games. Players can race and explore in a huge, car-loving universe.

Eight finalists will be pre-selected for this year’s edition of World’s Fastest Gamer. Gerster enters the finals via gear club with Macedonian esports driver Erhan Jajovski joining the competition via a competition on rFactor2.

“Our goal for World’s Fastest Gamer is to find the best of the best - regardless of what game you race, whether you use a wheel and pedals or controller or even a mobile device,” World’s Fastest Gamer founder and Millennial Esports President and CEO, Darren Cox said.

“We look forward to welcoming Riley to the competition finals, and we’re massively impressed with his fitness drive. He is following in the footsteps of F1 Esports champion Brendon Leigh and World’s Fastest Gamer season one entrant Isaac Price who both have lost dramatic amounts of weight as part of their dedication to being the best they can be in racing esports.”

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) recently restructured its business and leadership team. MEC now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, MEC is ready to lead the rush to profitability in the esports industry.

MEC is revolutionizing esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon, France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS).

Building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) MEC provides esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to use this data to monetize the huge number of eyeballs in gaming and esports.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact

Gavin Davidson

gdavidson@millennialesports.com

705.446.6630